CANWEST MEDIA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED AUGUST 31, 2009

November 26, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED AUGUST 31, 2009

This Management Discussion and Analysis (“MD&A”) contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our 20-F for the year ended August 31, 2008 filed by Canwest Media Inc. with the Securities and Exchange Commission in the United States (available on EDGAR at www.edgar.com) and risks related to our going concern which are discussed herein. Subject to applicable securities laws, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

TABLE OF CONTENTS

OVERVIEW	4
Creditor Protection and Recapitalization	4
SELECTED ANNUAL INFORMATION	8
KEY FACTORS AFFECTING SEGMENT REVENUE AND OPERATING INCOME	8
Television Broadcast	8
Publishing	9
Out-of-home Advertising	9
Foreign Currency Effects	9
Seasonality	9
ACQUISITIONS AND DIVESTITURES	10
CRITICAL ACCOUNTING ESTIMATES	10
Goodwill and Intangible Assets	11
Income Taxes	12
Accounting for Pension and Other Benefit Plans	13
Broadcast Rights	13
Puttable Interest in Subsidiary	13
Derivative Financial Instruments	15
CHANGES IN ACCOUNTING POLICIES	15
Credit Risk and the Fair Value of Financial Assets and Financial Liabilities	15
Assessing Going Concern	15
Inventories	15
FORTHCOMING CHANGES IN ACCOUNTING POLICIES	16
Goodwill and Intangible assets	16
Business Combinations	16
International Financial Reporting Standards	16
CONTROLS AND PROCEDURES	17
OPERATING RESULTS	17
Introductory Note	17
Fiscal 2009 Compared to Fiscal 2008	18
Consolidated Results	19
Segment Results	21
For the Three Months Ended August 31, 2009	23
Consolidated Results	24

Segment Results	26
CONSOLIDATED QUARTERLY FINANCIAL RESULTS	28
LIQUIDITY AND CAPITAL RESOURCES	28
Sources of Funds	28
Uses of Funds	29
Debt	31
CONTRACTUAL OBLIGATIONS AND COMMITMENTS	34
FINANCIAL INSTRUMENTS	34
INDUSTRY RISKS AND UNCERTAINTIES	35
OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES	39
RELATED PARTY TRANSACTIONS	39
OCTOBER 6, 2009 NEWS RELEASE: PROJECTED CAPITAL EXPENDITURES AND OTHER FINANCIAL INFORMATION	40
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	41

OVERVIEW

Canwest Media Inc., (“Canwest Media”, “The Company”, we, us or our) is an international media company and is one of Canada’s largest media companies. We are Canada’s largest publisher of English language daily newspapers, and own, operate and/or hold substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites and networks in Canada and Australia.

Creditor Protection and Recapitalization
Our operating results and cash flows for the year ended August 31, 2009 reflect the effects of the significant and sudden declines in advertising revenue for our Canadian television, Australian television, Out-of-home and Publishing operations reflecting the weakened economic environment. The significantly reduced advertising revenue has reduced cash flows from operations and caused certain of these operations to be in default of the terms of credit facilities, note indentures and derivative financial instruments. As at August 31, 2009 our current liabilities significantly exceeded our current assets.

Canwest Media Inc. Entities Events
In March 2009, we did not make an interest payment which was due on our 8% senior subordinated unsecured notes and was in default under the terms of that indenture. The guarantors of the Canwest Media debt obligations include Canwest Global Communications Corp. (“Canwest Global”), Canwest Media, Canwest Television Limited Partnership, the National Post Company and other wholly owned subsidiaries (the “Canwest Media Entities”), but exclude Canwest (Canada) Inc., Canwest Limited Partnership and its subsidiaries including Canwest Publishing Inc., CW Investments Co. and its subsidiaries including CW Media Holdings Inc. and Ten Network Holdings Limited (“Ten Holdings”) and its subsidiaries.

In May 2009, Canwest Media entered into a new $75 million senior secured asset based loan facility (the “ABL Facility”) and issued $105 million (US$94 million) secured notes (the “12% notes”) for cash proceeds of $100 million to certain holders of its 8% senior subordinated unsecured notes. The proceeds were used to pay, in full, amounts owing under Canwest Media’s previous senior secured credit facilities and certain secured hedging derivatives, as well as to finance operations.

On September 22, 2009 the Canwest Media Entities entered into a Cash Collateral and Consent Agreement with an ad hoc committee of 8% senior subordinated unsecured note holders representing over 70% of the 8% senior subordinated unsecured notes issued by Canwest Media (the “Ad Hoc Committee”). On October 1, 2009 we sold our interest in Ten Holdings for net proceeds of $618 million. The net proceeds were advanced to Canwest Media Inc. by the wholly owned Irish subsidiary which held the investment in Ten Holdings and were used as follows: $102 million to repay the 12% notes, $85 million to repay amounts outstanding under the ABL facility and to provide ongoing liquidity and $431 million to reduce its obligations under its 8% senior subordinated unsecured notes indenture.

On October 5, 2009 the Canwest Media Entities entered into a support agreement with members of the Ad Hoc Committee pursuant to which it intends to pursue a proposed recapitalization transaction related to the Canwest Media Entities. The proposed terms of the recapitalization transaction are set out in a recapitalization term sheet (together with the CCAA Support Agreement, the “Recapitalization Agreement”) See note 4 to our audited consolidated financial statements for the year ended August 31, 2009 for further information related to the recapitalization plans of the Canwest Media Entities.

On October 6, 2009, as set out in the terms of the Recapitalization Agreement, Canwest Global and certain of its subsidiaries voluntarily applied for and obtained an order from the Ontario Superior Court of Justice (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) (the “Initial Order”). The order applies to Canwest Global, Canwest Media, Canwest Television Limited Partnership, The National Post Company and certain non-operating subsidiaries (collectively, the “Canwest Applicants”). Canwest (Canada) Inc., Canwest Limited Partnership and its subsidiaries including Canwest Publishing Inc., CW Investments Co. and its subsidiaries including CW Media Holdings Inc are not included in the filings. On October 6, 2009, the Canwest Applicants, through their Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Chapter 15 of the U.S. Bankruptcy Code of the US Bankruptcy Court (“US Court”). On November 3, 2009 the US Court granted formal recognition of the CCAA proceedings.

On October 6, 2009 the Court approved the conversion of the ABL Facility into a debtor-in-possession (“DIP”) financing arrangement. On October 14, 2009 the Court approved a claims procedure for the CCAA, which sets out the process for identifying and verifying claims against the Canwest Applicants and the directors and officers of the Canwest Applicants by the creditors affected by the CCAA filing. See the Liquidity and Capital Resources section of this report for further information about the DIP financing arrangement.

On October 30, 2009, the Court granted an order approving the orderly transition and subsequent termination of certain shared services arrangements between the Canwest Applicants and other subsidiaries of Canwest Global together with the transition of substantially all of the assets and certain liabilities of the National Post Company to the Canwest Limited Partnership.

Under the terms of the Initial Order, FTI Consulting Canada Inc. was appointed the monitor (the “Monitor”) under the CCAA proceedings. The Monitor will report to the Court from time to time on the Canwest Applicants’ financial and operational position and any other matters that may be relevant to the CCAA proceedings. In addition, the Monitor may advise the Canwest Applicants on their development of a restructuring plan and, to the extent required, assist the Canwest Applicants with a restructuring.

During the CCAA proceedings, the Canwest Applicants continue to operate with the assistance of the Monitor and under the supervision of the Court. Pursuant to the Initial Order, and subject to the conditions set out therein and the requirements set out in the CCAA, the Canwest Applicants are permitted to pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; pay outstanding amounts for goods and services from suppliers considered critical to the ongoing operations of the Canwest Applicants; and pay future expenses and capital expenditures reasonably necessary to carry on the operations of the Canwest Applicants. The Initial Order also allows the Canwest Applicants, subject to the provisions of the CCAA, to disclaim any arrangement or agreement, including real property leases. Any reference to any such agreements or instruments and to termination rights or a quantification of our obligations under any such agreements or instruments is qualified by any overriding disclaimer or other rights the Canwest Applicants may have as a result of or in connection with the CCAA proceedings. Claims may be allowed related to damages of counterparties arising as a result of such disclaimers.

The Canwest Applicants are undertaking a financial and corporate restructuring and intend to propose a plan of arrangement as contemplated by the Recapitalization Agreement (the “Recapitalization Plan”) which must be approved by the requisite majority of affected creditors and sanctioned by the Court. There can be no assurance that the Recapitalization Plan will be supported by the affected creditors and sanctioned by the Court, or that the Recapitalization Plan will be implemented successfully.

The Initial Order created a number of new charges against substantially all of the current and future assets of the Canwest Applicants which, subject to the terms of the Initial Order may rank in priority to certain other security interests, trusts, liens, charges and encumbrances. Certain employee and commodity tax obligations are also subject to a super priority claim under bankruptcy legislation. These charges, in order of priority, include an administration charge to secure amounts owing to certain restructuring advisors, up to maximum of $15 million; a DIP Charge to the extent of any obligations outstanding under the DIP financing arrangement described above; and a directors’ charge to secure the indemnity created under the Initial Order in favour of the directors of the Canwest Applicants and a key employee retention plan (“KERP”) charge, with equal priority, to a maximum of $20 million and $5.9 million, respectively. The directors’ charge and the KERP charge are postponed in right of payment to the extent of the first $85 million payable under the senior secured promissory note issued to an Irish subsidiary in relation to the receipt of proceeds on the sale of Ten Holdings (see note 31 to our audited consolidated financial statements).

Further information pertaining to our CCAA proceedings may be obtained through our website at www.canwest.com. Certain information regarding the CCAA proceedings, including the reports of the Monitor, is available at the Monitor’s website at cfcanada.fticonsulting.com/cmi.

Canwest Limited Partnership
Canwest Limited Partnership was not in compliance with the financial covenants of its senior secured credit facilities on May 31, 2009. From May 2009 to August 2009 Canwest Limited Partnership did not make interest and principal payments on its senior secured credit facility and the associated hedging derivative instruments or in respect of its senior subordinated unsecured credit facility or its senior subordinated unsecured notes. These payments were not made in order to preserve liquidity to fund operations while Canwest Limited Partnership worked to effect a recapitalization transaction. As a result of the payment default, the hedging derivative instrument counterparties terminated the hedging arrangements and demanded immediate payment of an aggregate of $69 million. Canwest Limited Partnership has not satisfied this demand and does not have adequate liquidity to satisfy this or any other such demand.

Effective August 31, 2009, Canwest Limited Partnership entered into a forbearance agreement with the administrative agent under the senior secured credit facility under which the lenders agreed to not take any steps with respect to the defaults under the senior secured credit facility and to work with management of Canwest Limited Partnership to develop and implement a consensual pre-packaged restructuring, recapitalization, or reorganization of Canwest Limited Partnership and its subsidiaries. In accordance with the terms of the forbearance agreement, the lenders cancelled all undrawn amounts under the revolving credit facility. Canwest Limited Partnership agreed to pay the interest owing and the continuing interest on its senior secured loans and on the amounts outstanding under the terminated hedging arrangements. The forbearance agreement is subject to a number of conditions and requires the achievement of certain milestones. The term of the agreement, originally October 31, 2009, was extended to November 9, 2009. This agreement has expired, however, Canwest Limited Partnership and its lenders under the senior secured credit facilities continue discussions regarding the framework for a potential financial restructuring. These creditors could demand the immediate repayment of the amounts outstanding. As at August 31, 2009 the aggregate carrying value of amounts secured under the senior secured credit facility was $953 million. No such forbearance agreement has been entered into with the Canwest Limited Partnership’s lenders under its senior subordinated unsecured credit facility or the note holders under its senior subordinated unsecured notes. These creditors could demand the immediate repayment of the amounts outstanding. As at August 31, 2009 the aggregate carrying value of amounts outstanding under the senior subordinated unsecured credit facility and the senior subordinated unsecured notes was $513 million. Canwest Limited Partnership would not have adequate liquidity to satisfy a demand for repayment under the senior secured credit facilities, the senior subordinated unsecured credit facility or the senior subordinated unsecured note indenture.

Basis of presentation and going concern issues
The accompanying audited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“GAAP”) which assumes that we will continue in operation for the foreseeable future and be able to realize our assets and discharge our liabilities and commitments in the normal course of business. As we are working to restructure to continue to operate as a going concern we believe the going concern basis of presentation to be appropriate. However, there can be no assurance that the actions taken in the our restructuring activities related to the Canwest Media Entities and the Canwest Limited Partnership will result in improvements to the financial condition sufficient to allow us to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of the our assets and liabilities. These adjustments may be material.

Other significant subsidiaries
Our subsidiaries CW Media Holdings Inc. and Ten Holdings have significant debt obligations. These obligations are subject to financial covenants that are based on operating results, financing expenses and outstanding debt obligations. Each of these subsidiaries was in compliance with its financial covenants as of August 31, 2009. The ability of these subsidiaries to maintain compliance with their financial covenants in the future is dependent upon various factors, including the advertising markets on which they rely.

SELECTED ANNUAL INFORMATION

The selected annual information and management discussion and analysis is reported in Canadian dollars, unless otherwise noted, and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Year ended August 31
	2009 $000	2008 $000 (1)	2007 $000	(1)
Revenue	2,867,459	3,126,582	2,846,444
Net earnings (loss) from continuing operations	(1,690,191)	(1,021,059)	23,703
Net earnings (loss)	(1,743,147)	(1,037,835)	278,891
Total assets	4,658,690	6,489,636	6,893,035
Total long-term financial liabilities	1,938,655	4,270,300	4,230,259

(1)
The 2008 and 2007 results have been revised to reflect the classification of our United Kingdom and Turkey radio segments and The New Republic as discontinued operations, and to reflect the accounting policy change in measurement date for pension and post retirement benefits.

Comparability of the annual information has been impacted by acquisitions and divestures, changes in accounting policies, discontinued operations and changes in the results of our operations and financial position which are discussed in this MD&A.

KEY FACTORS AFFECTING SEGMENT REVENUE AND OPERATING INCOME

Television Broadcast
We have three television segments. Our Canadian television segment includes our television networks in Canada as well as TVtropolis and five Canadian specialty television channels. The CW Media television segment includes the operations of Canadian specialty television channels held by CW Investments Co. (“CW Media”) which were equity accounted until December 20, 2007, when the Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the transfer of effective control, after which the balance sheet and the results from operations were consolidated. Our Australian television segment includes our interest in Ten Holdings, which owns and operates Ten Television Network (“Network TEN”). Subsequent to year end we sold our interest in Ten Holdings.

We generate the majority of our television revenue from the sale of advertising, with the remainder generated from subscriber revenue earned by our specialty channels. Subscriber revenue is recorded monthly based on subscriber levels. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenue on the ratings performance of our television programs makes our television revenue less predictable than our publishing revenue.

For fiscal 2010, we expect that our advertising revenue for our Canadian television and CW Media television operations may be negatively affected if weakened economic conditions persist. In general, we expect to sustain or improve the ratings performance of our television channels as it relates to our audience share and that the performance of our specialty television channels will continue to outpace that of our conventional television channels. We expect that subscriber revenue which makes up approximately 5% of our Canadian television revenue and 43% of our CW Media television revenue will remain stable.

Publishing
Our publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers as well as the operation of canada.com and other internet operations. All of our publishing operations with the exception of the National Post are held by Canwest Limited Partnership. Subsequent to year end, we transferred the National Post to Canwest Limited Partnership. Our publishing revenue is primarily earned from newspaper advertising, circulation revenue from our newspapers and digital advertising revenue from our internet operations. Our newspaper and interactive advertising revenue are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenue is produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines. Circulation revenue is a function of the number of newspapers we sell and the average per copy prices we charge.

For fiscal 2010, the outlook for the advertising market remains uncertain and we expect to experience continued advertising revenue declines as a result of weak economic conditions. In response to current economic conditions, we have developed and are implementing a number of initiatives to reduce operating costs and close certain operations. We continue to develop additional strategies to further reduce operating costs and improve operating results and cash flows. We expect our operating expenses to decrease based on the restructuring and cost reduction efforts completed in the current fiscal year. We expect salary costs to decrease, as normal wage escalation will be more than offset by a lower number of employees resulting from strategic initiatives. As well, the impact of strategic partnerships will contribute to decreased distribution costs. We expect newsprint prices to increase slightly from current levels in the coming fiscal year.

Out-of-home Advertising
Our Out-of-home advertising segment consists of Ten Holding’s wholly owned subsidiary, Eye Corp, which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenue is a function of overall out-of-home advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays. Subsequent to year end we sold our interest in Ten Holdings including the entire Out-of-home advertising segment.

Foreign Currency Effects
Prior to the sale of our interest in Ten Holdings we had exposure arising from our Australia operations. Our Australia operations exposed our revenue and operating expenses to fluctuations between the Canadian dollar and the Australian dollar. During fiscal 2009, the Canadian dollar depreciated against the Australian dollar by 7% as compared to currency translation rates for the same period in the prior year.

Seasonality
Our advertising revenue is seasonal. Revenue is typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

ACQUISITIONS AND DIVESTITURES

We have made a number of acquisitions and divestitures that affect the comparability of our results from period to period.

•
In August 2009 we sold two of the five E! Network branded television stations included in our Canadian television segment, CHCH-TV in Hamilton and CJNT-TV in Montreal. Effective August 31, 2009, E! Network station CHBC-TV in Kelowna was rebranded as a Global Television Network affiliate, CHCA-TV in Red Deer was closed, and subsequent to year end we completed the sale of CHEK-TV in Victoria. The loss from the operations of the E! Network is summarized as follows:

	2009	2008
Revenue	76,979	94,296
Operating expenses	106,659	137,312
Restructuring expenses	5,049	1,220
Broadcast rights write-downs	38,180	-
	(72,909)	(44,236)
Amortization of property and equipment	1,761	2,706
Operating loss	(74,670)	(46,942)
Financing expense	(10)	(13)
Loss on sale of assets	(2,264)	-
Impairment loss on property and equipment	(10,377)	-
Net loss	(87,321)	(46,955)

•	In May 2009, sold our Turkey radio segment.

•	In March 2009, we sold The New Republic which was included in our Publishing segment

•	In July 2008, we sold our United Kingdom radio segment.

•
In August 2007, we, along with Goldman Sachs Capital Partners (“Goldman Sachs”), completed our acquisition of Alliance Atlantis Communications Inc. (“Alliance Atlantis”) Concurrent with the completion of the acquisition, Alliance Atlantis’ broadcast, entertainment and movie distribution businesses were reorganized. We do not have any continuing interest in the entertainment or movie distribution business. We hold 67% of the voting shares and approximately 35% of the equity interest in the broadcast operations, which comprise our CW Media television segment. The principal business of CW Media is the operation of 13 specialty television channels in Canada and holding interest on 5 other specialty television channels. These operations were held in trust subject to CRTC approval of our application for change of control on December 20, 2007. We have consolidated this investment, however, the operations in trust were equity accounted until December 20, 2007.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider these accounting estimates to be critical because changes in the assumptions or estimates we have selected have the potential of materially impacting our financial statements. For a summary of all of our significant accounting policies, see note 2 to our audited consolidated financial statements.

Goodwill and Intangible Assets
We estimate the useful lives of intangible assets primarily based on their contractual terms and renewability, and on historical customer turnover rates. Significant changes in these factors could result in changes to the life of intangible assets. As at August 31, 2009 we had $1,369 million of indefinite life intangible assets, $93 million of finite life intangible assets and $1,142 million of goodwill on our balance sheet. The most significant intangible assets are broadcast licences.

We recorded goodwill impairment charges in our Publishing and Out-of-home segments of $1,142 million and $16 million respectively. In addition, we have taken impairment charges of $127 million for mastheads in our Publishing segment, $86 million for broadcast licences in our Canadian television segment, and $13 million for site licences in our Out-of-home segment.

We are required to test Goodwill and indefinite life intangible assets at least annually and more frequently if events or circumstances occur that would more likely or not reduce their fair value. During the year ended August 31, 2009, we believe that events and circumstances changed that would more likely than not reduce the fair value of the Publishing and Out-of Home reporting units and certain intangible assets associated with these reporting units below the carrying amounts. In addition, we believe that events and circumstances have changed that more likely than not reduce the fair value of broadcast licences within our Canadian television reporting unit below the carrying amount. The events include a continuing decline in operating results and lower expectations for advertising revenue growth.

For determining the fair value of our reporting units, we use both the income and market approaches. Under the income approach, management estimates the discounted future cash flows for three to five years and a terminal value for each of the reporting units. The future cash flows are based on management’s best estimates considering historical and expected operating plans, marketing, content procurement and development strategy, economic conditions, and general outlook for the industry and markets in which the reporting unit operates. The discount rates used by us are based on an optimal debt to equity ratio and considers the risk free rate, market equity risk premium, size premium and operational risk premium for possible variations from management’s projections. The terminal value is the value attributed to the reporting unit’s operations beyond the projected five year period using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects. Under the market approach, management estimates fair value by multiplying maintainable earnings before interest, income taxes, depreciation, amortization and other non-recurring costs by multiples based on market comparables adjusted for a control premium. The estimation process results in a range of values for which management uses the simple average of the mid-points under each approach.

The fair value of mastheads for each publication is estimated using a relief-from-royalty approach using the present value of expected after-tax royalty streams through licencing agreements. The key assumptions under this valuation approach are royalty rates, expected future revenue and discount rates. The fair values of broadcast licences are determined individually or based on a group of licences that operate together using a Greenfield discounted cash flow approach. This approach hypothetically re-measures the broadcast licences assuming the business is commencing its operations on August 31, 2009. The key assumptions under this valuation approach are future revenue, costs of a hypothetical start-up broadcast operation and discount rates. The fair value of site licenses are determined individually or based on a group of licenses that operate together using a discounted cash flow approach using the present value of expected after tax cash flows through the licensing agreements. The key assumptions under this valuation approach are expected future cash flows and discount rates.

Our assumptions are affected by current market conditions which may affect expected revenue, particularly advertising revenue and, to a lesser extent, subscriber revenue. In addition, while we continue to implement cost savings initiatives, operating costs may increase more significantly than expected. We also have significant competition in the markets in which we operate which may impact our revenue, procurement of content and operating costs. We have made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangibles assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and intangible assets and we would be required to recognize further impairment losses.

As at August 31, 2009, our estimates of fair values of all reporting units, except for CW Media television and Publishing, exceeded their respective carrying values by at least 20%. As at August 31, 2009, our estimate of fair values of indefinite life intangibles for all reporting units, except for certain Publishing mastheads, exceeded their respective carrying values by at least 20%. Accordingly, the goodwill of CW Media and Publishing, as well as certain Publishing mastheads are at greater risk of impairment should future valuations result in the determination of lower values.

Income Taxes
We are subject to income taxes in Canada and foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment in interpreting tax laws and determining the appropriate rates and amounts in recording current and future taxes, giving consideration to timing and probability. Actual income taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax expense was $163 million for the year ended August 31, 2009. Future tax assets were $134 million, while future tax liabilities were $74 million at August 31, 2009. See note 19 to our audited consolidated financial statements.

Accounting for Pension and Other Benefit Plans
The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management’s estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected health care costs. For fiscal 2009 and 2008, based on the investment mix, current yields and experience, management estimated the long-term rate of return on plan assets to be 7.00% and 7.15%, respectively. The discount rate used in measuring the liability was 6.40% for post retirement plans and 6.10% for pension plans in fiscal 2009 compared to 6.10% for post retirement plans and 6.15% for pension plans in 2008. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2009 and 2008, management assumed that salaries would increase by 3.10% and 3.70%, respectively. The defined benefit pension and other retirement benefit expense we recorded for the year ended August 31, 2009 was $74 million. As at August 31, 2009 our total plan assets were $446 million, our obligations were $607 million resulting in an aggregate plan deficit of $161 million. For accounting purposes the effect of certain items which impact the valuation of the liability are deferred and amortized over the average remaining service life of our employees. As at August 31 the total of these amounts which reduces our liability for accounting purposes is $88 million which is being amortized over 11 years for pension plans and 12 years for post-retirement benefit plans. Use of different assumptions would vary results.

During 2009 we changed the measurement date to measure the fair value of pension assets to August 31, 2009. Previously we used June 30 of each year. We restated our financial statements retroactively for the change in measurement date resulting in an increase net loss for the year ended August 31, 2008 by $2 million, net of taxes of $1 million, decrease other assets $1 million, increase other long-term liabilities $5 million, decrease future income tax liabilities $2 million and increase deficit $2 million.

Broadcast Rights
At August 31, 2009, we had $476 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding payable are recorded when the licence period begins and the programs are available for telecast. First run foreign programming is primarily acquired on a “pay-for-play” basis and is immediately aired, while some foreign and most domestic programming may be carried as broadcast rights and amortized over a series of plays. The net realizable value of broadcast rights are based on various estimates and assumptions including anticipated number of showings, projections of future estimated cash flows based on the time slots in which the programs will be aired and discount rates. These projections and assumptions which are based on management's best estimates at the time of the net realizable value testing involve uncertainties. Broadcast rights balances are reviewed regularly to ensure that the net realizable value of the broadcast rights exceeds their book value.

Puttable Interest in Subsidiary
We and Goldman Sachs have agreed to certain put rights and call rights with respect to Goldman Sachs’ interest in the common shares of CW Investments Co., which are exercisable in 2011, 2012 and 2013 subject to certain restrictions. Under this agreement, the value of the Goldman Sachs interest under the put and call provisions is determined by a formula which varies based upon the adjusted combined segment operating profit (“Combined Segment Operating Profit”) of the our Canadian television segment plus our CW Media specialty television operations. In 2011, subject to any necessary regulatory approvals, we shall be required to effect the combination of CW Media and our Canadian television segment. The relative ownership interests in the combined company will be calculated based upon an enterprise value which is determined based on a multiple of twelve times the Combined Segment Operating Profit for the twelve months ended March 31, 2011 less the consolidated net indebtedness of CW Investments Co. at that time. The Goldman Sachs share is determined based upon a rate of return which varies based on the Combined Segment Operating Profit.

In each of 2011, 2012 and 2013 we will have the right to cause CW Media to purchase (or it may purchase itself) up to 100% of Goldman Sachs’ interest in CW Investments Co., subject to CW Investments Co. remaining below a maximum consolidated leverage ratio if less than 100% of the Goldman Sachs interest is acquired (the “call right”). In the event that we or CW Investments Co. does not exercise our call right with respect to at least 50% of Goldman Sachs’ interest in 2011, Goldman Sachs has the right to require CW Investments Co. to acquire interests, which, together with any interests purchased pursuant to our call in 2011, would equal up to 50% of Goldman Sachs’ interest, subject to CW Investments Co. remaining below a maximum consolidated leverage ratio. Goldman Sachs also has the right to require CW Investments Co. to purchase any remaining interests that it holds in 2013. In the event that we or CW Investments Co. have not acquired 100% of the Goldman Sachs equity interest by the expiry date of the last put right in 2013, then Goldman Sachs will be entitled to sell CW Investments Co., subject to our right of first offer, failing which Goldman Sachs will have the right to require CW Investments Co. to effect an initial public offering of CW Investments Co. to effect its exit.

For purposes of determining the pricing under the put and call rights, regardless of actual results, we and Goldman Sachs have agreed to certain minimum amounts of Combined Segment Operating Profits of $230 million, $250 million and $280 million in each of 2011, 2012 and 2013, respectively. This minimum will not apply for purposes of determining the value applicable on exercise of Goldman Sachs’ put rights, except that if the put is exercised in 2011, the value will be based upon an agreed total enterprise value of no less than $2.5 billion less the consolidated net indebtedness of CW Media as at March 31, 2011.

The Goldman Sachs puttable interest in CW Investments Co. is classified as a financial liability. It was initially recorded based on the amount invested by Goldman Sachs on August 15, 2007. The puttable interest in CW Investments Co. is carried at amortized cost using the effective interest method. Under this method the carrying amount of the liability is measured by computing the present value of the estimated future cash flows at the original effective rate of 19% which was determined based on the initial estimated amounts to settle the liability in 2011 and 2013. The liability will accrete to the estimated amount to settle the liability through charges to net earnings which are recorded as Accretion of long-term liabilities. During 2009, the puttable interest liability was re-measured, based on management’s current expectations of the amounts required to settle the put options which represent a decrease compared to the prior year’s estimates. The present value of the effect of the decrease of $6 million has been recorded as a reduction of the liability as at August 31, 2009 and a reduction of the accretion expense for the year then ended.

The future estimated cash flows are calculated based the formula described above and will vary based on changes in expected and actual Combined Segment Operating Profit of the CW Media and Canadian television segments and based on changes in actual and expected CW Investments Co. consolidated debt. While we have computed the carrying amount using estimates of the Combined Segment Operating Profit and debt including expected future advertising and subscriber revenue, expected future operating expenses, expected components of cash flows including which will affect CW Investments Co. debt that are reasonable and supportable, it is reasonably possible that the carrying value may increase or decrease by a material amount based on changes in future estimates of or actual Combined Segment Operating Profit and CW Investments Co. net debt.

Derivative Financial Instruments
At August 31, 2009, we had hedging derivative instruments of $99 million and derivative instruments of $10 million. We estimate the fair value of the derivative financial instruments by using market analyses which take into account forward interest rate curves and foreign exchange rates. The value of the derivatives is subject to change based on changes to the underlying interest rates and foreign exchange rates. A 0.25% change in interest rates would change the fair value of the derivatives by $7 million and a $0.01 change in foreign exchange rates would change the fair value of the derivatives by $5 million.

CHANGES IN ACCOUNTING POLICIES

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
On January 20, 2009, the Emerging Issues Committee issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The committee reached a consensus that a company’s credit risk and the credit risk of its counterparties should be considered when determining the fair value of its financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The accounting treatment for this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and financial liabilities measured at fair value in interim and annual financial statements ending on or after January 20, 2009. The adoption of this Abstract did not significantly impact our audited consolidated financial statements for the year ended August 31, 2009.

Assessing Going Concern
The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” to include requirements for management to assess and disclose an entity’s ability to continue as a going concern and to disclose material uncertainties related to events and conditions that may cast significant doubt on the entity’s ability to continue as a going concern. We have adopted the new standard effective September 1, 2008.

Inventories
The AcSB issued CICA Handbook Section 3031, “Inventories” which prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. We adopted CICA Handbook Section 3031 as of September 1, 2008 on a retroactive basis without prior period restatement. The adoption of this section did not impact our audited consolidated financial statements for the year ended August 31, 2009.

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in first-out cost formula, and net realizable value. The carrying value of the inventories carried at cost as at August 31, 2009 is $7 million (2008 - $11 million). As at August 31, 2009 and August 31, 2008, there were no inventories carried at net realizable value.

During the year ended August 31, 2009, the amount of inventories expensed was $98 million (2008 - $110 million). There were no write downs or reversal of write downs for the years ended August 31, 2009 and 2008.

Change in Measurement date for Pension and Post Retirement Benefits
During the year ended August 31, 2009 we changed the measurement date we use to measure our accrued benefit obligation and the fair value of plan assets for accounting purposes to August 31. We believe this provides reliable and more relevant information as to the plan assets and obligations at the balance sheet date. Previously we used June 30 of each year. The impact of the change in measurement date was to increase net loss for the year ended August 31, 2008 by $2 million, net of taxes of $1 million, decrease other assets $1 million, increase other long-term liabilities $5 million, decrease future income tax liabilities $2 million and increase deficit $2 million.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible assets
The AcSB issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria for recognition of intangible assets that can be recognized. CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licencing agreements. The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred. We plan to, and must, apply this new standard effective September 1, 2009. We have determined that broadcast rights are intangible assets under this section and are currently considering the impacts of the adoption of the standard.

Business Combinations
The AcSB issued CICA Handbook Section 1582, "Business Combinations" and entities adopting CICA 1582 will also be required to adopt CICA Handbook Sections 1601, "Consolidated Financial Statements”, and 1602, "Non-Controlling Interests". These sections replace the former CICA Handbook Sections 1581, "Business Combinations" and 1600, "Consolidated Financial Statements" and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 will require additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. CICA 1601 and 1602 will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity. These standards will become effective for business combinations for which the acquisition date is on or after September 1, 2011. We are currently considering the impacts of the adoption of such standard.

International Financial Reporting Standards
On February 13, 2008, the AcSB confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011. After that date, IFRS will replace Canadian GAAP for those enterprises. We will therefore apply IFRS in Fiscal 2012 and will issue our consolidated financial statements in accordance with IFRS, including Fiscal 2011 comparative figures using the same reporting standards, starting in the first quarter of that fiscal year.

In order to prepare for the transition date on September 1, 2010, we are currently evaluating this new requirement and we are in the process of creating a detailed plan to converge to IFRS. We have performed a preliminary project scoping exercise to identify the more significant differences between Canadian GAAP and IFRS. The detailed plan will cover the IFRS implementation impact on our consolidated financial statements including an analysis of the differences between IFRS and our current accounting policies to prioritize key impact areas. We will also analyze all options permitted under IFRS at the transition date and on an ongoing basis, and conclude on these options. In addition, we will identify all internal procedures and systems that must be updated in order for us to comply with IFRS. The financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading to the changeover, the AcSB will continue to issue new accounting standards that are aligned with IFRS, which will reduce the impact of adopting IFRS on the transition date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period. As a result of the upcoming changes, the final impact of IFRS on our consolidated financial statements can only be determined once all of the IFRS applicable at the transition date are known.

Our Board of Directors will receive quarterly updates on the progress, cost and major milestones of the project.

Additional disclosure on the impact of the adoption of IFRS on our consolidated financial statements will be provided in future MD&As.

CONTROLS AND PROCEDURES

Management, with the participation of our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting and have concluded that, as at August 31, 2009, our disclosure controls and procedures and internal control over financial reporting were effective.

There were no changes in our internal control over financial reporting during the year ended August 31, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

OPERATING RESULTS

Introductory Note
Segment operating profit
In the discussion that follows, we provide information concerning our segment operating profit. See note 30, Segment Information, to our audited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

Operating income before amortization
We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under GAAP. Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings (loss), which is the most closely comparable GAAP measure, is provided in the “Reconciliation of Non-GAAP Financial Measures” section of this MD&A.

Fiscal 2009 Compared to Fiscal 2008
Following is a table summarizing segment results for the year ended August 31, 2009 and August 31, 2008. See note 30, Segment Information, to our audited consolidated financial statements:

	Revenue(1)(2)		Segment Operating Profit
	2009 $000	2008 $000 (3)	2009 $000	2008 $000	(3)(4)
Operating Segments
Publishing(5)	1,099,075	1,298,065	177,116	295,065
Television
Canada(5)(6)	623,834	670,702	29,945	43,666
CW Media	376,249	360,024	163,950	120,571
	1,000,083	1,030,726	193,895	164,237
Australia(7)	635,996	752,530	118,131	185,474
Total television	1,636,079	1,783,256	312,026	349,711
Out-of-home(7)	133,944	161,641	(3,077)	6,369
Intersegment revenue	(1,639)	(7,613)
Corporate and other	-	-	(24,058)	(34,745)
	2,867,459	3,235,349	462,007	616,400
Restructuring expenses	-	-	(72,158)	(20,715)
Broadcast rights write-downs	-	-	(48,756)	-
Retirement plan curtailment expense	-	-	(31,327)	-
	2,867,459	3,235,349	309,766	595,685
Elimination of equity accounted affiliates(8)	-	(108,767)	-	(44,440)
Total revenue	2,867,459	3,126,582
Operating income before amortization			309,766	551,245

(1)
Represents revenue from third parties. In addition, the following segments recorded intersegment revenue: Canadian television – $0.6 million (2008 – $6.4 million), Publishing – $1.0 million (2008 – $1.2 million).

(2)	Revenue consists of advertising revenue of $2,401 million (2008 - $2,721 million) and circulation and subscriber revenue of $466 million (2008 - $406 million).
(3)	Revised to reflect the classification of our United Kingdom and Turkey radio segments and The New Republic as discontinued operations.
(4)	Revised to reflect the accounting policy change in measurement date for pension and post retirement benefits
(5)
Operating expenses for the year ended August 31, 2009 includes a reduction of $6.2 million and $1.4 million for employee health and insurance benefits related to prior years for our Publishing and Television – Canada operating segments, respectively. In addition, our Publishing segment has a $6.7 million increase to operating expenses for non-pension benefits related to prior years. We have determined these adjustments are not material to the recorded results and accordingly the adjustments have been included in net earnings (loss).

(6)	Operating expenses for the year ended August 31, 2009 includes a reduction of $4.0 million of regulatory fees related to a change in estimate.
(7)	Subsequent to the year end, we sold our investment in Ten Holdings, consisting of our Australian television and Out-of-home operating segments. See “Sale of shares in Ten Holdings” below.
(8)	Elimination of our equity interest in regulated entities of CW Media.

Consolidated Results
Revenue. Consolidated revenue decreased by $259 million, or 8%, to $2,867 million for the year ended August 31, 2009 as compared to $3,127 million for fiscal 2008. Consolidated revenue for the year ended August 31, 2008 does not include revenue from CW Media which was equity accounted while its operations were held in trust for the period from September 1 to December 20, 2007. Compared to last year, including the CW Media in-trust operations, consolidated revenue decreased by $368 million or 11%. The decrease primarily reflects softening advertising markets and was prevalent across all operating segments with the exception of CW Media where revenue increased by 5%.

Operating expenses. Consolidated operating expenses before amortization decreased by $18 million, or 1%, to $2,558 million for the year ended August 31, 2009 as compared to $2,575 million for fiscal 2008. Compared to the year ended August 31, 2008 including the CW Media in-trust operating expenses, consolidated expenses were 3% lower. This reflects decreases in Publishing of 8%, Canadian television, CW Media and Australian television of 5%, 11% and 9% respectively, and Out-of-home advertising by 12%. Operating expenses include charges totaling $152 million related to restructuring initiatives, broadcast rights write-downs and retirement plan curtailment expense.

Restructuring. During the first quarter, we announced initiatives to reduce staffing levels in our Canadian television, CW Media television and Publishing operations by 600 positions. During the year ended August 31, 2009 we accrued $40 million related to these initiatives. Restructuring also includes $25 million related to professional costs associated with the ongoing corporate recapitalization activities and $7 million related to reorganization costs relating to ongoing financial restructuring initiatives in our Publishing segment. See note 8 of our audited consolidated financial statements for additional information.

Broadcast rights write-downs. During the year ended August 31, 2009, we evaluated the valuation of broadcast rights of our E! Network stations and Australian television and wrote down broadcast rights by $49 million.

Retirement plan curtailment expense. During the year ended August 31, 2009, one of the retirement plans was curtailed and as a result, we recorded a charge of $31 million. The obligation under this pension was secured by a letter of credit which was called by the plan’s trustee in June 2009.

Operating income before amortization. Consolidated operating income before amortization decreased by $241 million, or 44% to $310 million for the year ended August 31, 2009 as compared to $551 million for fiscal 2008. Compared to the year ended August 31, 2008, including CW Media in-trust operation, consolidated operating income before amortization decreased by $286 million, or 48%. The decrease in operating income before amortization reflects the decline in our Publishing, Canadian and Australian television, and Out-of-home segments partly offset by CW Media television.

Amortization. Amortization of intangibles was $8 million for the year ended August 31, 2009 as compared to $9 million for fiscal 2008. Amortization of property and equipment was $104 million for the year ended August 31, 2009 as compared to $113 million for the year ended August 31, 2009 reflecting reduced capital expenditures.

Interest expense. Interest expense was $325 million for the year ended August 31, 2009 compared to $328 million in fiscal 2008. The interest expense for the year ended August 31, 2009 included charges of $56 million on the termination of derivative instruments that were previously accounted for as cash flow hedges partly offset by a recovery of $65 million related to a change in the expected cash flows of the 8% senior subordinated notes. The remaining increase is due to increases in outstanding debt and higher effective interest rates.

Accretion of long-term liabilities. For the year ended August 31, 2009, we have recorded an accretion expense of $109 million compared to $68 million in fiscal 2008 related to the discounting of certain long-term liabilities which are accreted to their estimated value over the term of these liabilities. The charge is primarily related to the Goldman Sachs puttable interest in CW Investments Co. which is classified as a financial liability with an estimated accretion rate of 19%. We estimate the fair value of the puttable interest liability based on management’s forecasts. Included in accretion expense for the year ended August 31, 2009, is a credit of $6 million from the adjustment to the future estimated cash flows.

Interest rate and foreign currency swap losses. For the year ended August 31, 2009, we recorded a net loss of $150 million, compared to a net loss of $54 million in fiscal 2008, to adjust the book value of certain swap instruments to fair value at the balance sheet date. This relates to fair value hedge adjustments and swaps that do not qualify for hedge accounting. During the year ended August 31, 2009, Canwest Limited Partnership ceased using hedge accounting which resulted in a loss on interest rate and foreign currency swap of $180 million.

Foreign exchange gains (losses). We recorded net foreign exchange gains of $278 million for the year ended August 31, 2009 primarily related to U.S. dollar denominated debt that is not hedged. During the year ended August 31, 2009, as a result of the termination of our hedges related to the Canwest Media and Canwest Limited Partnership debt, we recorded foreign currency gains of $291 million. For the year ended August 31, 2008, we recorded net foreign exchange losses of $10 million primarily related to U.S. dollar denominated debt that is not hedged and intercompany advances to our Turkish operations offset by a foreign currency loss on U.S. dollar denominated intercompany advances to the equity accounted CW Media in-trust entities.

Investment gains, losses and write-downs. We recorded investment gains of $52 million for the year ended August 31, 2009 primarily due to a dilution gain arising on a Ten Holdings equity offering. In August 2009, Ten Holdings completed an equity offering for net proceeds of $121 million. This reduced our ownership interest in Ten Holdings from 57% to 50% and resulted in a dilution gain. In fiscal 2008, we recorded investment losses of $30 million, primarily due to the loss recorded on certain investments.

Loan impairment. During the year ended August 31, 2009, we determined that Canwest Global, our parent company, did not have the resources to repay the intercompany advance from us and accordingly, we recorded a provision for loan impairment of $56 million against their loans.

Impairment loss on property and equipment. We recorded impairment losses of $32 million for the year ended August 31, 2009. The loss is due to an impairment of property and equipment in our E! Network stations and Out-of-home segments due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Impairment loss on intangible assets. We recorded impairment losses on intangible assets of $226 million for the year ended August 31, 2009. The loss is due to an impairment of broadcast licences of Canadian television, mastheads in Publishing, and site licences in Out-of-home reporting units due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Impairment loss on goodwill. We recorded impairment losses on goodwill of $1,158 million for the year ended August 31, 2009. The loss is primarily due to an impairment of goodwill in Publishing and Out-of-home reporting units due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Income taxes. For the year ended August 31, 2009 we recorded income tax expense of $163 million. The effective tax rate was different than our statutory rate of 31% as a result of adjustments in the income tax expense including: $404 million expense related to goodwill and intangible asset impairments, $228 million expense related to changes in valuation allowance, and $31 million expense related to non-deductible accretion expenses. These adjustments were partly offset by a $21 million recovery related to uncertain tax positions and a $19 million recovery related to the dilution gain.

Minority interest. For the year ended August 31, 2009, we recorded a minority interest recovery of $17 million related to the 43% minority interest in Ten Holdings and charge of $17 million related to certain specialty television stations not wholly owned by Canadian and CW Media television segments. The minority interest related to Ten Holdings was in a recovery position compared to a charge for fiscal 2008 as a result of net losses as compared to net earnings in the prior year.

Interest in equity accounted affiliates. For the year ended August 31, 2009, we recorded interest in equity accounted affiliates of $1 million as compared to $40 million for fiscal 2008. In fiscal 2008, the interest in equity accounted affiliates primarily related to the operations of CW Media, which were equity accounted while held in trust until December 20, 2007 and are now consolidated.

Net loss from continuing operations. Our net loss from continuing operations for the year ended August 31, 2009 was $1,690 million compared to a net loss of $1,021 million for fiscal 2008.

Discontinued operations. For the year ended August 31, 2009 net loss from discontinued operations was $44 million compared to $10 million for fiscal 2008 reflecting the Turkey radio segment, which was sold in June 2009, the United Kingdom radio segment, which was sold in July 2008, and The New Republic, which was sold in March 2009. The sale transaction for the Turkey radio segment resulted in a loss on sale of $9 million.

Net loss. Our net loss for the year ended August 31, 2009 was $1,743 million compared to a net loss of $1,038 million for fiscal 2008.

Segment Results
Publishing
Revenue. Revenue decreased by $199 million, or 15%, to $1,099 million for the year ended August 31, 2009 as compared to $1,298 million for fiscal 2008. Advertising revenue decreased by 20% for the year ended August 31, 2009 compared to fiscal 2008 as a result of declines in classified, national, retail and inserts, which was partly offset by an increase in online advertising. Circulation revenue for the year ended August 31, 2009 decreased by 2% as compared to fiscal 2008 as a 7% decrease in circulation volume was partly offset by higher average per copy prices. Circulation revenue as a percentage of total revenue for the publishing segment was approximately 23% for the year ended August 31, 2009 compared to 19% for fiscal 2008.

Operating expenses. Operating expenses decreased by $81 million, or 8%, to $922 million for the year ended August 31, 2009 as compared to $1,003 million for fiscal 2008. The decreases primarily relate to reductions in wage costs, as a result of the restructurings in these operations, reductions in distribution costs, newsprint costs and marketing and promotions expenses. Newsprint price increases of 13% were offset by decreases in newsprint consumption. The expense decreases were partly offset by charges associated with the shut down of the print directory business and certain free daily newspapers.

Segment operating profit. Segment operating profit for the year ended August 31, 2009 decreased by $118 million, or 40%, to $177 million as compared to $295 million for fiscal 2008. The decrease resulted primarily from decreased revenue as discussed above.

Canadian television
Revenue. Revenue from our Canadian television operating segment decreased by $47 million, or 7%, to $624 million for the year ended August 31, 2009 as compared to $671 million for fiscal 2008. This reflected a 7% decline in conventional television advertising revenue resulting from the current economic downturn and the shift in advertising patterns from conventional to specialty advertising.

Decreases in conventional television advertising revenue were partly offset by a 10% increase in advertising revenue of our specialty channels. Subscriber revenue from our specialty channels decreased by 5% for the year ended August 31, 2009 as compared to fiscal 2008, due to the shut down of the CoolTV channel in the fourth quarter of fiscal 2008 and the Xtreme Sports channel during the first quarter of fiscal 2009.

Operating expenses. For the year ended August 31, 2009, operating expenses of our Canadian television operations of $594 million were $33 million, or 5%, lower than fiscal 2008, primarily related to lower staffing levels, due to the digital news initiative, merger synergies and restructuring activities, and reductions of marketing and promotional costs which were partly offset by increases in program amortization.

Segment operating profit. The Canadian television segment reported segment operating profit of $30 million for the year ended August 31, 2009 as compared to $44 million fiscal 2008 reflecting the decrease in revenue partly offset by decreases in expenses described above.

CW Media television
Revenue. Revenue from our CW Media television operating segment increased by $16 million or 5% to $376 million for the year ended August 31, 2009 as compared to $360 million for fiscal 2008. This reflected an increase in advertising revenue of 2% and an increase in subscriber revenue of 8% for the year ended August 31, 2009 compared to fiscal 2008.

Operating expenses. For the year ended August 31, 2009, operating expenses of our CW Media operations decreased by $27 million or 11% to $212 million compared to $239 million for fiscal 2008, primarily as a result of a 7% decrease in program amortization expense, lower staffing costs as a result of merger synergies and restructuring, and promotion costs.

Segment operating profit. The CW Media television segment operating income of $164 million for the year ended August 31, 2009 was $43 million or 36% higher than fiscal 2008 primarily reflecting the increase in revenue and decreases in expenses described above.

Australian television
Revenue. Segment revenue decreased by 15% to $636 million for the year ended August 31, 2009 from $753 million for fiscal 2008. In local currency, revenue decreased by 10%, reflecting the impact of the deterioration of the advertising market and the impact of not broadcasting the Australian Football League final and Rugby World Cup that occurred in the year ended August 31, 2008. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $42 million for the year ended August 31, 2009.

Operating expenses. Segment operating expenses decreased 9% to $518 million for the year ended August 31, 2009 as compared to $567 million for fiscal 2008. This reflected a 2% decrease in operating expenses in the local currency, primarily reflecting management’s efforts to contain costs. The effect of the weakening currency relative to the Canadian dollar decreased operating expenses by $36 million for the year ended August 31, 2009.

Segment operating profit. Segment operating profit decreased by 36% to $118 million for the year ended August 31, 2009 as compared to $185 million for the same period last year as a result of the decrease in revenue partly offset by decreases in expenses described above.

Out-of-home advertising. Revenue from our Out-of-home advertising segment decreased by 17%, or $28 million, to $134 million for the year ended August 31, 2009 as compared to fiscal 2008. In local currency, revenue decreased by 11% compared to the year ended August 31, 2008, primarily as a result of the weakening economies in which it operates. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $10 million for the year ended August 31, 2009. Our segment operating loss from the Out-of-home advertising operations was $3 million for the year ended August 31, 2009 as compared to operating income of $6 million in fiscal 2008.

Corporate and other. Corporate expenses were $24 million for the year ended August 31, 2009 as compared to $35 million in same period in fiscal 2008. The reduction is primarily a result of lower payroll and benefit costs and a reduction in discretionary spending.

For the Three Months Ended August 31, 2009
Following is a table summarizing segment results for the three months ended August 31, 2009 and August 31, 2008:

	Revenue(1)(2)			Segment Operating Profit
	2009 $000	2008 $000	(3)	2009 $000	2008 $000	(3)(4)

Operating Segments
Publishing	237,728	298,724		25,043	54,412
Television
Canada	102,874	126,756		(22,450)	(19,504)
CW Media	81,547	80,585		34,794	19,080
	184,421	207,341		12,344	(424)
Australia(5)	171,318	177,408		19,435	12,121
Total television	355,739	384,749		31,779	11,697
Out-of-home(5)	31,164	39,534		(1,810)	397
Intersegment revenue	(237)	(2,421)
Corporate and other				(3,338)	(6,335)
	624,394	720,586		51,674	60,171
Restructuring expenses				(22,916)	(441)
Broadcast rights write-downs				(3,534)	-
Retirement plan curtailment expense				(27)	-
Total revenue	624,394	720,586
Operating income before amortization				25,197	59,730

(1)
Represents revenue from third parties. In addition, the following segments recorded intersegment revenue: Canadian television – $0.1 million (2008 – $2.4 million), Publishing – $0.1 million (2008 – nil).

(2)	Revenue consists of advertising revenue of $508 million (2008 - $605 million) and circulation and subscriber revenue of $116 million (2008 - $116 million).

(3)	Revised to reflect the classification of our United Kingdom and Turkey radio segments and The New Republic as discontinued operations.
(4)	Revised to reflect the accounting policy change in measurement date for pension and post retirement benefits.
(5)	Subsequent to the year end, we sold our investment in Ten Holdings, consisting of our Australian television and Out-of-home operating segments. See “Sale of shares in Ten Holdings” below.

Consolidated Results
Revenue. Consolidated revenue decreased by $96 million, or 13%, to $624 million for the three months ended August 31, 2009 as compared to $721 million for the same period in fiscal 2008. The decrease reflects soft advertising markets and was prevalent across all operating segments with the exception of CW Media where revenue increased by 1%.

Operating expenses. Consolidated operating expenses before amortization decreased by $62 million, or 9%, to $599 million for the three months ended August 31, 2009 as compared to $661 million for the same period in fiscal 2008. Included in operating expenses are operating expense decreases in Publishing of 13%, Canadian television of 14%, CW Media of 24%, Australia television of 8% and Out-of-home of 16%. Operating expenses include charges of $26 million related to restructuring initiatives and program impairments.

Restructuring. During the first quarter, we announced initiatives to reduce staffing levels in our Canadian television, CW Media television and Publishing operations by 600. During the three months ended August 31, 2009 we accrued $12 million related to these initiatives. Restructuring also includes $11 million related to professional costs associated with the ongoing corporate recapitalization activities. See note 8 of our audited consolidated financial statements for additional information.

Broadcast rights write-downs. During the three months ended August 31, 2009, we continued to evaluate the valuation of broadcast rights in the E! Network and wrote down broadcast rights by $4 million.

Operating income before amortization. Consolidated operating income before amortization decreased by $35 million, or 58%, to $25 million for the three months ended August 31, 2009 as compared to $60 million for the same period in fiscal 2008. The decrease in operating income before amortization reflects the decline in revenue in our Publishing, Canadian and Australian television and Out-of-home segments partly offset by increased revenue in CW Media television and reduced operating expenses in all segments.

Amortization. Amortization of intangible assets remained consistent at $2 million for the three months ended August 31, 2009 as compared to the same period in fiscal 2008. Amortization of property and equipment decreased to $25 million for the three months ended August 31, 2009 compared to $31 million for the same period in fiscal 2008 as a result of reduced capital expenditures.

Interest expense. Interest expense was $80 million for the three months ended August 31, 2009 compared to $90 million in the same period in fiscal 2008. The interest expense for the three months ended August 31, 2009 included a recovery of $5 million related to a change in the expected cash flows of the 8% senior subordinated notes. The remaining decrease is due to decreases in outstanding debt and lower effective interest rates.

Accretion of long-term liabilities. For the three months ended August 31, 2009, we have recorded an accretion expense of $43 million compared to a recovery of $7 million in the same period in fiscal 2008 related to the discounting of certain long-term liabilities which are accreted to their estimated value over the term of these liabilities. The charge is primarily related to the Goldman Sachs puttable interest in CW Investments Co. which is classified as a financial liability with an estimated accretion rate of 19%. We estimate the fair value of the puttable interest liability based on management’s forecasts.

Interest rate and foreign currency swap gains (losses). For the three months ended August 31, 2009, we recorded a gain of $7 million, consistent with the same period in fiscal 2008, to adjust the book value of certain swap instruments to fair value at the balance sheet date. This relates to fair value hedge adjustments and swaps that do not qualify for hedge accounting, primarily because the related debt has been settled or where hedge accounting has been discontinued.

Foreign exchange gains (losses). We recorded net foreign exchange losses of $7 million for the three months ended August 31, 2009 primarily related to U.S. dollar denominated debt that is not hedged. For the three months ended August 31, 2008, we recorded foreign currency losses of $15 million primarily related to U.S. dollar denominated debt that is not hedged partially offset by $6 million in gains related to our intercompany advances to our Turkish operations.

Investment gains, losses and write-downs. We recorded investment gains of $59 million for the three months ended August 31, 2009 primarily related to a dilution gain on a Ten Holdings equity offering. During August 2009, Ten Holdings completed an equity offering for net proceeds of $121 million. As a result, our ownership interest in Ten Holdings declined from 57% to 50%. Investment losses in the three months ended August 31, 2008 totaled $9 million and primarily due to an impairment loss in the value of an investment in a publicly traded company.

Loan impairment. During the three months ended August 31, 2009, we determined that Canwest Global, our parent company, did not have the resources to repay the intercompany advance from us and accordingly, we recorded a provision for loan impairment of $2 million against their loans.

Impairment loss on intangible assets. We recorded an impairment loss on intangible assets of $28 million for the three months ended August 31, 2009. The loss is due to an impairment of mastheads in Publishing due to lower future profit expectations as a result of the current outlook for the advertising market for this operation.

Income taxes. For the three months ended August 31, 2009, we recorded income tax expense of $13 million. The effective tax rate was different than our statutory rate of 31% as a result of adjustments in the income tax expense including: a $31 million increase related to changes in valuation allowance $13 million expense related to non-deductible accretion expense and $9 million expense related to goodwill and intangible asset impairments. These adjustments were partly offset by a $19 million recovery related to the dilution gain. See note 19 to the audited consolidated financial statements for additional information.

Minority interest. For the three months ended August 31, 2009, we recorded minority interest charges of $3 million related to the 43% minority interest in Ten Holdings and $1 million related to certain specialty television stations not wholly owned by Canadian and CW Media television segments. We recorded minority interest recovery of $7 million related to Ten Holdings for the same period in fiscal 2008 because Ten Holdings recorded a net loss for the three months ended August 31, 2008.

Interest in equity accounted affiliates. For the three months ended August 31, 2009 and 2008, we recorded interest in equity accounted affiliates of less than $1 million related to certain specialty television channels that we do not control.

Net loss from continuing operations. Our net loss from continuing operations for the three months ended August 31, 2009 was $110 million, compared to a net loss of $1,005 million for the same period in fiscal 2008.

Discontinued operations. For the three months ended August 31, 2009 net income from discontinued operations was nominal compared to a loss of $6 million for the same period in fiscal 2008 reflecting income from our Turkey radio segment, which was sold in June 2009 offset by the losses of the United Kingdom radio segment, which was sold in July 2008, and The New Republic, which was sold in March 2009. For the three months ended August 31, 2008, the sale transaction for the United Kingdom radio segment resulted in a loss on sale of $7 million.

Net loss. Our net loss for the three months ended August 31, 2009 was $110 million compared to a net loss of $1,017 million for the same period in fiscal 2008.

Segment Results
Publishing
Revenue. Revenue decreased by $61 million, or 20%, to $238 million for the three months ended August 31, 2009 as compared to $299 million for the same period in fiscal 2008. Advertising revenue decreased by 26% for the three months ended August 31, 2009 compared to the same period in fiscal 2008 as a result of declines in all major advertising categories. Circulation revenue for the three months ended August 31, 2009 decreased by 4% as compared to the same period in fiscal 2008 as a 10% decrease in circulation volume was partly offset by higher average per copy prices. Circulation revenue as a percentage of total revenue for the Publishing segment was approximately 26% for the three months ended August 31, 2009 compared to 21% for the same period in fiscal 2008.

Operating expenses. Operating expenses decreased by $32 million, or 13%, to $213 million for the three months ended August 31, 2009 as compared to $244 million for the same period in fiscal 2008. The decreases primarily result from cost containment activities that include lower wage costs as a result of employee severance, reductions in distribution costs and marketing and promotions expenses. Expense reductions included a 35% decrease in newsprint expense, reflecting a 28% decrease in newsprint consumption and a 10% decrease in newsprint prices.

Segment operating profit. Segment operating profit for the three months ended August 31, 2009 decreased by $29 million, or 54%, to $25 million as compared to $54 million for the same period in fiscal 2008. The decrease resulted primarily from decreased revenue as discussed above.

Canadian television
Revenue. Revenue from our Canadian television operating segment decreased by $24 million or 19% to $103 million for the three months ended August 31, 2009 as compared to $127 million for the same period in fiscal 2008. This reflected a 15% decline in conventional television advertising revenue resulting from the current economic downturn.

Subscriber revenue from our specialty channels decreased by 5% for the three months ended August 31, 2009 as compared to the same period in fiscal 2008, due to the shut down of the CoolTV channel in the fourth quarter of fiscal 2008 and the Xtreme Sports channel during the first quarter of fiscal 2009.

Operating expenses. For the three months ended August 31, 2009, operating expenses of our Canadian television operations of $125 million were $21 million, or 14% lower than the same period in fiscal 2008, from lower staffing levels due to the digital news initiative, merger synergies, restructuring activities and reductions of marketing and promotion costs partly offset by an increase of 6% in program amortization. Program amortization was reduced in fiscal 2008 due to the writers’ strike.

Segment operating profit (loss). The Canadian television segment reported segment operating loss of $22 million for the three months ended August 31, 2009 as compared to $20 million in the same period in fiscal 2008, reflecting the decrease in revenue described above.

CW Media television
Revenue. Revenue from our CW Media television operating segment increased by $1 million or 1% to $82 million for the three months ended August 31, 2009 as compared to $81 million for the same period in fiscal 2008. This reflected an increase in subscriber revenue of 10% partly offset by a 5% decrease in advertising revenue.

Operating expenses. For the three months ended August 31, 2009, operating expenses of our CW Media operations of $47 million were 24% lower compared to the same period in fiscal 2008, primarily as a result of lower programming amortization and staffing costs.

Segment operating profit. The CW Media television segment operating income of $35 million for the three months ended August 31, 2009 was $16 million or 82% higher than the same period in fiscal 2008 primarily reflecting the increase in revenue and expense decreases described above.

Australian television
Revenue. Revenue from our Australian television segment decreased by 3% to $171 million for the three months ended August 31, 2009 from $177 million for the same period in fiscal 2008. In local currency, revenue increased by 2%, reflecting the impact of Beijing Olympic Games for the three months ended August 31, 2008. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $10 million for the three months ended August 31, 2009.

Operating expenses. Segment operating expenses decreased 8% to $152 million for the three months ended August 31, 2009 as compared to $165 million for the same period in fiscal 2008. This reflected a 3% decrease in operating expenses in the local currency, primarily reflecting management’s efforts to contain costs. The effect of the weakening currency relative to the Canadian dollar decreased operating expenses by $9 million for the three months ended August 31, 2009.

Segment operating profit. Segment operating profit increased by 60% to $19 million for the three months ended August 31, 2009 as compared to $12 million for the same period last year as a result of the decreases in expenses described above.

Out-of-home advertising. Revenue from our Out-of-home advertising segment decreased by 21%, or $8 million, to $31 million for the three months ended August 31, 2009 as compared to the same period in fiscal 2008. In local currency, revenue decreased by 17% compared to August 31, 2008, primarily as a result of the weakening economies in which it operates. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $2 million for the three months ended August 31, 2009. Our segment operating loss from the Out-of-home advertising operations was $2 million for the three months ended August 31, 2009 as compared to operating income of less than $1 million in the same period in fiscal 2008.

Corporate and other. Corporate expenses decreased by $3 million or 47% to $3 million for the three months ended August 31, 2009 as compared to $6 million for the same period in fiscal 2008. The reduction is primarily a result of lower payroll and benefit costs and a reduction in discretionary spending.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS
For the three month periods ended (in thousands of dollars, except as noted)
(Unaudited)

	August 31, 2009	May 31, 2009(1)	February 28, 2009(1)	November 30, 2008(1)
Revenue	624,394	726,837	634,490	881,738
Operating income before amortization	25,197	66,334	14,409	203,826
Net earnings (loss) from continuing operations	(110,246)	(154,393)	(1,393,766)	(31,786)
Net earnings (loss)	(110,051)	(163,228)	(1,438,044)	(31,824)
Cash flow from continuing operating activities	45,344	(147,727)	(12,255)	(4,035)
Cash flow from operating activities	45,589	(133,833)	(11,257)	(2,252)

	August 31, 2008(1)	May 31, 2008(1)	February 29, 2008(1)	November 30, 2007(1)
Revenue	720,586	846,160	697,192	862,644
Operating income before amortization	59,730	177,049	93,120	221,346
Net earnings (loss) from continuing operations	(1,004,511)	(23,745)	(31,813)	39,010
Net earnings (loss)	(1,017,412)	(24,914)	(33,871)	38,362
Cash flow from continuing operating activities	49,356	25,536	44,914	(24,518)
Cash flow from operating activities	47,439	25,762	43,738	(26,017)

(1)
Revised to reflect the classification of our United Kingdom and Turkey radio segments and The New Republic as discontinued operations and the accounting policy change in measurement date for pension and post retirement benefits

LIQUIDITY AND CAPITAL RESOURCES

Sources of Funds
Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2009, we had cash on hand of $105 million including $43 million of Canwest Limited Partnership cash, $32 million at CW Media, $24 million at Canwest Media, and $5 million of Ten Holdings cash. In addition, Canwest Media had cash of $3 million that is restricted to secure banking and cash management services and Canwest Limited Partnership deposited cash of $14 million to a restricted bank account used to satisfy certain accrued interest amounts outstanding to their lenders.

In addition to the above sources of liquidity, CW Media had $50 million available under its revolving credit facility at August 31, 2009.

Sale of shares in Ten Holdings
On October 1, 2009, we sold our controlling interest in Ten Holdings, consisting of our Australian television and Out-of-home operating segments for net proceeds of $618 million. The net proceeds received from the sale of Ten Holdings were advanced to Canwest Media in the form of a $187 million senior secured promissory note secured by all property, assets and undertakings of Canwest Media and certain guarantors, and a $431 million unsecured promissory note in each case by the wholly owned Irish subsidiary that held the shares in Ten Holdings. These notes eliminate on consolidation.

Selected Ten Holdings financial information for the years ended August 31:

	2009	2008
Revenue	769,940	914,171
Operating expenses	654,886	722,328
Segment operating profit	115,054	191,843
Net earnings (loss)	(21,384)	41,167
Current assets	268,230	312,772
Total assets	973,990	1,051,834
Current liabilities	233,644	243,856
Long-term debt	366,372	518,987
Other non-current liabilities	328,849	279,621
Cash flow from operating activities	51,642	60,848
Cash flow from investing activities	(19,784)	(33,988)
Cash flow from financing activities	(54,127)	(21,421)

Derivative Instruments
In March 2009, Canwest Media settled the fair value swaps on our 8% senior subordinated notes. Canwest Media received cash proceeds of $105 million.

Hollinger Arbitration
In March 2009, we received $34 million in full settlement of amounts owing to Canwest Media and Canwest Publishing Inc. pursuant to an arbitration award in connection with our dispute with Hollinger International Inc. (now Sun-Times Media Group Inc.) relating to unresolved adjustments and claims associated with the November 15, 2000 acquisition of certain newspaper assets.

Issuance of Debt
During the year, Canwest Media entered into a $75 million revolving credit facility, of which $13 million was drawn on August 31, 2009 and issued $105 million in 12% notes. The proceeds were used to repay the derivative instruments, cash collateralize letters of credit and to fund operations. See the debt section of this MD&A for further information on these financings.

Recapitalization Plan
The Recapitalization Agreement anticipates that we will raise an addition $65 million in equity. The source of this equity has not yet been determined.

Uses of Funds
Capital Expenditures
In fiscal 2009, our capital expenditures amounted to $79 million. Of these capital expenditures, $27 million were made by Canwest Media and our subsidiaries which are guarantors under the Canwest Media debt facilities. In fiscal 2010, we expect Canwest Media and our capital expenditures to be approximately $58 million of which approximately $23 million will relate to our subsidiaries which are guarantors under the Canwest Media debt facilities.

Long-term debt payments
CW Media has required repayments of $15 million in annual principal payments on its long-term debt. As at August 31, 2009, Canwest Media had accrued interest which was overdue of $66 million, $34 million of that was paid in October 2009 utilizing the proceeds from the sale of Ten Holdings. As at August 31, 2009, Canwest Limited Partnership had accrued interest which was overdue of $39 million, $14 million of that was paid in September 2009 utilizing the restricted cash that Canwest Limited Partnership had deposited for this purpose.

Use of Proceeds of Unsecured Promissory Note
The $431 million in advances under the unsecured promissory note were deposited with The Bank of New York Mellon, as trustee (the “Trustee”) for Canwest Media's 8% senior subordinated unsecured notes, in a cash collateral account for the benefit of the holders of the senior subordinated unsecured notes pursuant to a cash deposit agreement (the “Cash Deposit Agreement”) between Canwest Media and the Trustee. Pursuant to the instructions of a majority of the holders of the senior subordinated unsecured notes, amounts outstanding under such notes were accelerated on September 30, 2009 and the funds held by the Trustee pursuant to the Cash Deposit Agreement were applied by the Trustee to a reduction of such outstanding amounts. Following the application of such funds and pursuant to further instructions from a majority of the holders of the senior subordinated unsecured notes, the senior subordinated unsecured notes were reinstated with an aggregate outstanding principal amount of US$393 million.

Use of Proceeds of Senior Secured Promissory Note
The $187 million in advances under the senior secured promissory note were used to repay $105 million of the secured notes, approximately $23 million was utilized to repay advances outstanding under the Canwest Media revolving secured credit facility and the remainder was retained by Canwest Media to support its liquidity during the CCAA proceedings. The Recapitalization Plan provides that Canwest Media will repay $85 million of the intercompany loan using the $65 million in equity raised plus cash on hand or advances under new credit facilities.

CRTC Benefits
We expect to fund the CRTC benefit obligations created from the acquisition of the CW Media broadcast operations of $151 million over a seven year period which commenced in fiscal 2008 primarily using cash on hand and cash flow from operations of CW Media. Approximately 10% of the benefits will be directed to social benefits payable by CW Media to third parties, approximately 10% will be funded by Canwest television segment related to news and public affairs programming and the remaining 80% will be directed to incremental production of Canadian programming by CW Media which may be aired on its channels. Our expenditures related to the CRTC benefit obligations in fiscal 2009 were $16 million.

Distributions
Ten Holdings historically made distributions twice annually. In January 2009, Ten Holdings distributed $15 million, $9 million to us and $6 million to other shareholders. Ten Holdings did not make any further distributions in fiscal 2009. We sold our interest in Ten Holdings in October 2009.

Canwest Limited Partnership made distributions in the amount of $45 million to Canwest Media in the first four months of fiscal 2009. The distributions from Canwest Limited Partnership are restricted by the availability of distributable cash as defined under its debt agreements. In addition, Canwest Limited Partnership’s ability to make distributions is limited by its debt covenants. As a result of lower revenue and EBITDA forecasts, in January 2009 Canwest Limited Partnership halted distributions to Canwest Media and did not make further distributions in fiscal 2009.

Financial Instruments
During the year ended August 31, 2009, we made payments of $105 million to settle the Canwest Media derivative financial instruments.

On May 29, 2009, as a result of the failure to pay amounts due under the hedging derivative instruments, the Canwest Limited Partnership was in default of the terms of the hedging derivative instruments and the counterparties terminated the hedging arrangements and demanded payment of the Canwest Limited Partnership’s net obligations under those arrangements in the aggregate amount of $69 million. Canwest Limited Partnership has not satisfied the demand for payment and does not have adequate liquidity to do so.

Retirement Plan Curtailment
In May 2009, Canwest Media curtailed a retirement compensation arrangement. Our obligations under this arrangement were secured by a $41 million letter of credit which was redeemed by the trustee in June 2009. The redemption was funded by the restricted cash that had been deposited as collateral against the letter of credit.

Restructuring and Recapitalization
As part of the ongoing restructuring and recapitalization process, we are committed to pay certain professional and other fees related us and the other parties involved in the process. In fiscal 2011, we expect to incur approximately $4 million per month in such costs.

Debt
Credit Facilities

The Canwest Media senior credit facility was repaid and terminated in May 2009 utilizing proceeds from the financings described below.

In May 2009, Canwest Media entered into a $75 million secured revolving credit facility bearing interest at the greater of prime rate and 2.25% plus an applicable margin. The capacity available under the facility is calculated based upon the value of certain assets that secure the facility including accounts receivable and property and equipment, capped at $75 million. As at August 31, 2009 there was an additional $51 million available under the facility net letters of credit of $11 million. The facility is secured by all current and future assets of Canwest Media, its wholly owned Canadian television operations and the National Post (until it was transferred to Canwest Limited Partnership in November 2009) and by a second charge on the shares held in Ten Holdings (until these shares were sold in October 2009) but excludes the restricted cash securing its banking and cash management services. The facility is guaranteed by Canwest Global, Canwest Media and substantially all of the wholly owned subsidiaries of Canwest Media, excluding Canwest Limited Partnership and its subsidiaries. All deposits of Canwest Media and the guarantor subsidiaries are applied against amounts outstanding under the revolving facility daily. The facility is subject to a number of affirmative and negative covenants. Subsequent to year end, on commencement of CCAA proceedings, this facility was converted to a DIP loan facility.

In May 2009, Canwest Media issued $105 million (US$94 million) of notes and received cash of $100 million (US$89 million). The notes bear interest at 12%. The notes were secured by a first charge against the shares held in Ten Holdings and a second charge on all assets that secure the secured revolving credit facility of Canwest Media as described above. The notes were guaranteed by Canwest Global, Canwest Media and substantially all of the wholly owned subsidiaries of Canwest Media, excluding Canwest Limited Partnership. Subsequent to year end we repaid this facility in full utilizing proceeds from the sale of our shares in Ten Holdings

Canwest Media is in default under the terms of its 8% senior subordinated unsecured notes indenture as a result of not making interest payments that were due in March 2009 and September 2009. See “Creditor Protection and Recapitalization”. Subsequent to year end, amounts outstanding under these notes were accelerated and reduced. Following the reduction in outstanding amounts the notes were reinstated with an aggregate principal amount of US$393 million.

Canwest Limited Partnership has a senior secured credit facility and unsecured debt. The senior secured credit facility, which is secured by substantially all the assets of Canwest Limited Partnership, consists of a $116 million revolving term loan, a $265 million term loan and a US$460 million term loan. As at August 31, 2009, Canwest Limited Partnership was in default under the terms its senior secured credit facility and unsecured debt as at August 31, 2009. See “Creditor Protection and Recapitalization”.
Ten Holdings has an unsecured credit facility due in April 2011. As at August 31, 2009, A$90 million was drawn against this A$630 million facility. In addition, Ten Holdings had senior unsecured notes and senior notes in the amount of US$125 million and A$150 million.

CW Media has a senior secured credit facility, which consists of a $50 million revolving term loan and a US$439 million term loan. This facility is secured by substantially all of the assets of CW Media and, subject to certain limitations, by each of its existing and each subsequently acquired or organized wholly owned subsidiaries. As at August 31, 2009, CW Media had not drawn an amount upon the $50 million revolving term loan and had fully drawn the amount allowed under the term loan. CW Media Holdings Inc. also has US$338 million senior unsecured notes which bear interest at 13.5% and are due on August 15, 2015. No principal or interest payments are due under the senior notes until August 15, 2011 at which time semi-annual payments of interest only will commence. CW Media made a voluntary interest payment on August 15, 2009 for $25 million (US$23 million) representing accrued interest for the period from February 16, 2009 to August 15, 2009. The notes are guaranteed by CW Media Holdings and its wholly owned subsidiaries.

General
The following table sets out the principal amount of debt outstanding at August 31, 2009, which is translated at August 31, 2009 foreign currency exchange rates and includes debt issuance costs. The first column of the table presents our debt at the foreign exchange rates specified in our foreign currency swap arrangements, where applicable.

	Principal amount of debt at swapped foreign exchange rates	Principal amount of debt at current foreign exchange rates	Accounting adjustments(1)	Carrying value as at August 31, 2009	Carrying value as at August 31, 2008
	$000	$000	$000	$000	$000
Canwest Media Inc.:
Secured revolving facility	12,756	12,756	-	12,756	-
Secured notes	102,885	102,885	(2,961)	99,924	-
Senior subordinated notes(2)	833,354	833,354	5,153	838,507	828,755
	948,995	948,995	2,192	951,187	828,755
Canwest Limited Partnership:
Senior secured credit facility - revolver	116,000	116,000	-	116,000	96,000
Senior secured credit facility - credit C	265,000	265,000	(2,308)	262,692	262,028
Senior secured credit facility - credit D(2)	501,556	501,556	(4,245)	497,311	483,999
Senior subordinated unsecured credit facility	75,000	75,000	(765)	74,235	74,152
Senior subordinated unsecured notes(2)	438,000	438,000	(8,144)	429,856	415,766
	1,395,556	1,395,556	(15,462)	1,380,094	1,331,945
CW Media Holdings Inc.:
Senior secured revolving credit facility	-	-	-	-	8,000
Senior secured credit facility	466,687	480,285	(10,525)	469,760	457,688
Senior unsecured notes	370,445	370,445	(7,907)	362,538	329,630
	837,132	850,730	(18,432)	832,298	795,318
Ten Network Holdings Limited:
Bank loan A$90,000 (August 31, 2008 – A$275,000)	83,277	83,277	-	83,277	250,195
Senior unsecured notes US$125,000 (August 31, 2008 – US$125,000)	194,391	144,300	-	144,300	132,322
Senior unsecured notes A$150,000 (August 31, 2008 – A$150,000)	138,795	138,795	-	138,795	136,470
	416,463	366,372	-	366,372	518,987
	3,598,146	3,561,653	(31,702)	3,529,951	3,475,005

(1)	Accounting adjustments include debt issuance cost, certain hedge fair value adjustments and fair value hedge basis adjustments.
(2)	During the third quarter, the swaps related to these debts were terminated.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, operating lease arrangements, purchase commitments and other long-term liabilities as at August 31, 2009 are summarized below:
		Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 5 years	Thereafter
	$000	$000	$000	$000	$000
Long-term debt (1)	3,529,951	2,349,439	88,165	158,964	933,383
Cash interest obligations on long-term debt (2)	602,919	39,525	40,388	113,508	409,498
Cash payments on derivative instruments (3)	9,824	6,497	2,304	701	322
Cash payments on hedging derivative instruments (3)	929,494	55,267	60,428	264,504	549,295
Cash receipts on hedging derivative instruments (3)	(811,666)	(30,931)	(36,843)	(187,555)	(556,337)
Obligations under capital leases	9,453	3,909	3,984	-	1,560
Puttable interest on subsidiary (4)	1,083,205	-	448,490	634,715	-
Operating leases	583,193	109,325	95,766	225,071	153,031
Purchase obligations (5)	1,179,918	513,806	269,014	397,098	-
Estimated pension funding obligations (6)	181,710	38,079	37,745	105,886	-
Other long-term liabilities	25,855	-	25,855	-	-
Total	7,323,856	3,084,916	1,035,296	1,712,892	1,490,752

(1)	All debt which is in default has been classified as payable in 2010 though there is significant uncertainty as to when or if this debt will be repaid.
(2)
Interest obligations on long-term debt represent an estimate of future cash interest expense based on current interest rates, current debt levels and scheduled debt repayments and their related interest rate and foreign currency interest swaps.

(3)
Cash payments and receipts on derivative instruments and hedging derivative instruments represents an estimate of future cash payments based on current expectations regarding interest rate levels and current expectations regarding foreign exchange rates.

(4)	The payment amounts represent an estimate of the amounts which would be payable to holder of the interest on exercise of the put options.
(5)	Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs.
(6)	Pension funding obligation estimates have only been included for the next five years.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps, when possible, to manage the proportion of total debt that is subject to variable rates. Foreign currency and interest rate swaps are used to hedge, when possible, both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivative financial instruments for trading purposes. As a result of the changes in our credit status, we are no longer in position to utilize foreign currency and interest rate swaps to manage interest rate and foreign currency exchange risk at Canwest Media and Canwest Limited Partnership because these financial instruments are not available to us.

As at August 31 2009, with the exception of Ten Holdings senior unsecured notes and CW Media Inc. senior secured credit facility, we have not hedged the currency exposure on our U.S. dollar denominated debt.

As of August 31, 2009, we have entered into an interest rate swap contract to pay fixed receive floating foreign currency and interest rate swap contract at a fixed rate of 8.7% on a notional amount of $467 million and receive floating rate of 6.0% on a notional amount of US$439 million.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by Network Ten. At August 31, 2009, Network Ten had long-term debt of $366 million (A$396 million). Network Ten has entered into pay floating receive fixed foreign currency and interest rate swap contracts at an average floating rate of 9.2% on a notional amount of A$210 million and receive fixed swap contracts at an average rate of 4.5% on a notional amount of US$125 million. Network Ten has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.2%) on a notional amount of A$330 million.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2009, our outstanding swap contracts were in a net unrealized loss position of $108 million. Of this amount, $99 million is recorded in Hedging derivative instruments.

INDUSTRY RISKS AND UNCERTAINTIES

Except as disclosed in this section of our MD&A, our risks and uncertainties have not materially changed from those described in our 20-F for the year ended August 31, 2008 filed by Canwest Media Inc. with the Securities and Exchange Commissions in the United States(available on EDGAR at www.edgar.com).

The Canwest Applicants are currently subject to CCAA proceedings and additional subsidiaries of the Company could become subject to similar proceedings. Our business, operations and financial position are subject to the risks and uncertainties associated with such proceedings.

For the duration of the CCAA proceedings relating to the Canwest Applicants, our business, operations and financial position will be subject to the risks and uncertainties associated with such proceedings. These risks, without limitation and in addition to the risks otherwise noted in our 20-F, include:

Strategic risks, including risks associated with our ability to:

•	stabilize our business to maximize the chances of preserving all or a portion of the enterprise;
•	resolve ongoing issues with creditors and other third parties whose interests may differ from ours; and
•	successfully implement and satisfy the conditions of the Recapitalization Plan including obtaining creditor, court, regulatory and any other requisite third party approvals.

Financial risks, including risks associated with our ability to:
•	generate cash from operations and maintain adequate cash on hand;
•	operate within the restrictions and limitations of the current credit facilities and agreements relating to the Canwest Applicants;
•	continue to pursue the implementation of the re-alignment of certain of the shared services between our subsidiaries;
•	obtain sufficient exit financing to support the Recapitalization Plan; and
•	realize full or fair value for any assets or business we may divest as part of the Recapitalization Plan.

Operational risks, including risks associated with our ability to:
•	attract and retain customers in light of the uncertainty caused by CCAA proceedings;
•	to provide customers with customized products and services in timely and comprehensive fashion;
•	maintain market share, as our competitors move to capitalize on customer concerns;
•	operate our business effectively in consultation with the Monitor and in compliance with our credit facilities and agreements relating to the Canwest Applicants;
•
actively and adequately communicate on and respond to events, media and rumours associated with the CCAA proceedings that could adversely affect our relationships with customers, suppliers, partners and employees;

•	retain and incentivize key employees and attract new employees;
•	retain, or if necessary, replace major suppliers, including content providers, on acceptable terms; and
•	maintain current relationships with joint venture partners and strategic alliance partners.

Procedural risks, including risks associated with our ability to:
•
obtain court orders or approvals with respect to motions we file from time to time, including motions seeking extensions of the applicable stays of actions and proceedings against us, or obtain timely approval of transactions outside the ordinary course of business, or other events that may require a timely reaction by us or present opportunities for us;

•	resolve the claims made against us in such proceedings in a timely fashion or for amounts not exceeding our recorded liabilities;
•	prevent third parties from obtaining court orders or approvals that are contrary to our interests; and
•	disclaim or renegotiate contracts.

Because of these risks and uncertainties, we cannot predict the ultimate outcome of the CCAA proceedings, or predict or quantify the potential impact on our business, financial condition or results of operations. The CCAA proceedings provide us with a period of time to attempt to stabilize our operations and financial condition. Our continuation as a going concern is dependent upon, among other things, our ability to obtain approval and implement the Recapitalization Plan, resolve ongoing issues with creditors and other third parties, and return to profitability.

Even assuming a successful emergence from the CCAA proceedings, there can be no assurance as to the long-term viability of all or any part of the enterprise. In addition, a long period of operating under CCAA proceedings may exacerbate the potential harm to our business and further restrict our ability to pursue certain business strategies or require us to take actions that we otherwise would not. These challenges are in addition to the business, operational and competitive challenges that we would normally face even absent the CCAA proceedings.

In order to successfully emerge from the CCAA proceedings, our senior management will be required to spend significant amounts of time implementing the Recapitalization Plan, instead of focusing exclusively on business operations.

We must obtain the approvals of the Court and the other creditors eligible to vote on the Recapitalization Plan and satisfy the conditions in favour of the Ad Hoc Committee in the Recapitalization Agreement. If we do not receive the requisite approvals or satisfy such conditions, it is unclear whether we would be able to reorganize our businesses and what distributions, if any, holders of claims against us would receive. Should the milestones set out in the Recapitalization Agreement or stay period and any subsequent extension thereof, not provide sufficient time to implement the Recapitalization Plan, or should such plan not be approved by creditors and the Court, substantially all of our debt obligations will become due and payable immediately, or be subject to acceleration, creating an immediate liquidity crisis that could lead to the liquidation of all of our assets, in which case it is likely that holders of claims would receive substantially less favourable treatment than they would receive if we were able to emerge as a viable, reorganized entity pursuant to the Recapitalization Plan.

During the CCAA proceedings, our financial results may be volatile and may not reflect historical trends or comparable trends for similar businesses.

During the CCAA proceedings, we expect our financial results to continue to be volatile as restructuring activities, contract terminations and rejections, and claims assessments may significantly impact our consolidated financial statements. As a result, our historical financial performance will likely not be indicative of our financial performance. Further, we may sell or otherwise dispose of assets or businesses and liquidate or settle liabilities, with court and other required approvals, for amounts other than those reflected in our historical financial statements. Any such sale or disposition could materially change the amounts and classifications reported in our historical consolidated financial statements.

If we are unable to attract and retain qualified personnel, we may not be able to achieve our business objectives, and our ability to successfully emerge from the CCAA proceedings may be harmed.

We are dependent on the experience and industry knowledge of our senior management and other key employees to execute our current business plans and lead the Company, particularly during the CCAA proceedings and throughout the implementation of the Recapitalization Plan. Our deteriorating financial performance and the CCAA proceedings create uncertainty that has led to an increase in unwanted attrition, and challenges in attracting and retaining new qualified personnel. We are at risk of losing or being unable to hire talent critical to a successful reorganization and ongoing operation of our business. Our ability to retain and attract critical talent is restricted in part by the CCAA proceedings that, among other things, limit our ability to attract new hires to the Company or motivate employees to remain with us.

Our ability to independently manage our business is restricted under the Recapitalization Agreement, the Cash Collateral and Consent Agreement (defined below), certain of our credit facilities and other agreements relating to the Canwest Applicants during the CCAA Proceedings, and steps or actions in connection therewith may require the approval of the Court, the Monitor, the Ad Hoc Committee or other interested parties.

Pursuant to the Recapitalization Agreement, the use of cash collateral and consent agreement (the
“Cash Collateral and Consent Agreement”) entered into by the Canwest Applicants and the members of the Ad Hoc Committee dated September 23, 2009, certain of our credit facilities, other agreements relating to the Canwest Applicants and certain court orders and statutory regimes to which we are subject during the CCAA proceedings, some or all of the decisions with respect to our business may require consultation with, review by or ultimate approval of one or all of the Court, the Monitor, the Ad Hoc Committee or other interested parties. The lack of independence and the related consulting and reporting requirements are expected to significantly extend the amount of time necessary for the Company to take necessary actions and conclude and execute on decisions, and may make it impossible for us to take actions that we believe are in the best interests of the Company. Disagreements between us and these various third parties could protract the CCAA proceedings, negatively impact our ability to operate and delay the emergence from the CCAA proceedings.

Our substantial debt could adversely affect our operations.

As of August 31, 2009, we had $3,530 million in consolidated long-term debt (including the current portion), of which $2,219 million is in default; our consolidated shareholder’s equity had a deficiency of $1,080 million resulting in a total debt to capitalization ratio of 144%. Our consolidated debt at August 31, 2009, includes obligations under Canwest Media’s credit agreement with CIT providing for a $75 million secured asset-based credit facility (the “CIT Credit Agreement”) as well as the debt of our consolidated subsidiaries.

On October 6, 2009, the Canwest Applicants obtained an Initial Order commencing proceedings under the CCAA. In respect of Canwest Media and certain of its subsidiaries, we are currently in default under the Indenture and the exercise of rights and remedies by the holders of the 8% Notes is regulated by the terms of the CCAA proceedings. In addition, the CIT Credit Agreement contains certain events of default and the exercise by CIT of its rights and remedies upon the occurrence and during the continuance of an event of default is regulated by the terms of the CCAA proceedings. There can be no assurance that the outcome of the CCAA proceedings will result in a successful restructuring transaction and that the holders of the 8% Notes or CIT will not enforce their rights and remedies.

With respect to Canwest Limited Partnership and its subsidiaries, we are currently in default under the Canwest Limited Partnership senior secured credit facilities, the Canwest Limited Partnership senior subordinated unsecured credit facilities and the indenture governing the 9.25% Notes issued by Canwest Limited Partnership. As of the date of this Annual Information Form, we are not able to borrow any amounts under the Canwest Limited Partnership senior secured credit facilities or the Canwest Limited Partnership senior subordinated unsecured credit facilities. In connection with the Canwest Limited Partnership senior secured credit facility, Canwest Limited Partnership, Canwest (Canada) Inc., Canwest Books Inc. and Canwest Publishing Inc. entered into a forbearance agreement with the administrative agent under the senior secured credit facilities under which the lenders agreed not to enforce its rights and remedies available under the Canwest Limited Partnership senior secured credit agreement. The term of the forbearance agreement expired on November 9, 2009. The lenders under the Canwest Limited Partnership senior secured credit facilities could demand the immediate repayment of all amounts outstanding and no assurance can be made that we would be able to repay such amounts.

The holders of the 9.25% Notes and the Canwest Limited Partnership senior subordinated unsecured credit facility could demand the immediate repayment of amounts outstanding under such agreements and no assurance can be made that we would be able to repay such amounts.

In the event that a recapitalization transaction in respect of the Canwest Applicants is not successfully implemented and/or we are not able to effect a long term solution with Canwest Limited Partnership’s creditors could lead to liquidation of some or all of our assets.

OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration. In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

In connection with the acquisition of Alliance Atlantis, we and Goldman Sachs entered into an indemnity agreement dated August 15, 2007 (the "Indemnity Agreement") and the amended shareholders agreement (the "Shareholders Agreement") governing the manner in which the affairs of CW Media would be conducted. Pursuant to the Indemnity Agreement, we have agreed to indemnify Goldman Sachs with respect to certain representations contained in the Indemnity Agreement and the Shareholders Agreement for an amount not to exceed $125 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by us will terminate on the delivery of certain audited annual financial statements relating to CW Media and in any event no later than May 31, 2012 (the "Survival Date"). Also, Goldman Sachs agreed to indemnify us with respect to their representations contained in the Shareholders Agreement for an amount not to exceed $65 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by Goldman Sachs will also terminate on the Survival Date.

In addition, CW Media entered into an agreement dated August 15, 2007 (the “Separation Agreement”) pursuant to which, certain of the parties to the Separation Agreement agreed to indemnify CW Media in respect of specified liabilities, including certain tax liabilities, and in some cases, on a joint and several basis. As at August 31, 2009, we have recorded income tax liabilities of $30 million which according to the terms of this agreement will be recoverable from other parties to the Separation Agreement if and when the liabilities are realized. We have recorded accounts receivable in this amount.

RELATED PARTY TRANSACTIONS

We made operating lease payments of $2.3 million to Canwest Global and affiliated companies for the year ended August 31, 2009 (2008 - $3.1 million) which are included in operating expenses. The annual obligations under these operating leases of $0.7 million and $0.4 million continue until August 2010 and May 2018, respectively. In addition, during the year ended August 31, 2008, we have included in operating expenses $0.3 million of building development expenses payable to this company.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

OCTOBER 6, 2009 NEWS RELEASE: PROJECTED CAPITAL EXPENDITURES AND OTHER FINANCIAL INFORMATION

In June 2009, Canwest Global and Canwest Media entered into confidentiality, non-disclosure and non-use agreements (the “Confidentiality Agreements”) with certain members of the Ad Hoc Committee in order to facilitate the discussion of a possible recapitalization transaction. Pursuant to the Confidentiality Agreements, we disclosed information, including certain non-public information (the “Non-Public Information”) to certain members of the Ad Hoc Committee through the Ad Hoc Committee’s financial and legal advisors. The Confidentiality Agreements required that we would disclose publicly certain of the Non-Public Information which was done by way of news release on October 6, 2009. We do not, as a matter of course, publish our business plans, budgets or strategies or make external projections or forecasts of our anticipated financial position, capital expenditures, capital requirements or results of operations.

Please refer to page 2 of this report for our statement related to forward looking financial information and also to our News Release dated October 6 for comments related to the forward looking financial information in connection with the Non-Public Information.

We have provided the following comparison of our actual results for the year ended August 31, 2009 to the Non-Public Information contained in our News Release.

The following relates to the October 6, 2009 projection of cash and secured obligations of Canwest Media and the credit parties under Canwest Media’s secured credit facility.

	As at August 31, 2009
	Actual $000	Projected(1) $000	Variance $000
Unrestricted cash(2)	19,489	2,633	16,856
Restricted cash	2,500	2,500	-

Secured revolving credit facility(2)	12,756	19,000	(6,244)
Secured notes(3)	102,885	105,000	(2,115)

(1)	The projected cash was as at September 6, 2009 which we were using as a proxy for the August 31, 2009 cash position.
(2)	Reflects timing of cash receipts and expenditures. A portion of these positive cash variances may result in an improved future liquidity position.
(3)           Reflects foreign exchange on US denominated notes.

The following relates to the projection of financial results for Canwest Television Limited Partnership including its subsidiaries.

	As at August 31, 2009
	Actual $000	Projected $000	Variance $000
Canwest Television Limited Partnership
Revenue(1)	623,834	630,000	(6,166)
Segment operation profit(1)	29,945	34,100	(4,155)
Restructuring expenses	(10,662)	(10,700)	38

(1)           Primarily reflects year end estimate changes related to certain ancillary revenue.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net loss, its most closely comparable GAAP measure:

	For the three months ended August 31 (unaudited)		For the years ended August 31
	2009 $000	2008 $000 (1)	2009 000	2008 $000 (1)
Net loss	(110,051)	(1,017,412)	(1,743,147)	(1,037,835)
Amortization	26,952	33,277	112,429	122,292
Interest and other financing expenses	72,909	82,633	474,992	381,792
Accretion of long-term liabilities	43,139	(6,792)	109,196	67,560
Impairment of property and equipment, intangible assets and goodwill	28,250	1,005,379	1,417,098	1,005,379
Investment gains, losses and interest income	(62,192)	6,740	(54,040)	7,974
Foreign exchange gains	6,939	15,443	(277,952)	10,208
Loan impairment recovery	2,397		55,829	-
Loss (income) from discontinued operations	(195)	12,901	52,956	16,776
Provision for income tax expense (recovery)	13,307	(64,595)	162,871	(24,501)
Interest in earnings of equity accounted affiliates	(171)	(283)	(1,181)	(39,989)
Minority interest	4,020	(5,649)	(3)	42,439
Realized currency translation adjustments	(107)	(1,912)	718	(850)
Operating income before amortization	25,197	59,730	309,766	551,245

(1)
Revised to reflect the classification of our United Kingdom and Turkey radio segments and The New Republic as discontinued operations and to reflect the accounting policy change in measurement date for pension and post retirement benefits. (See notes 3 and 21 to our audited consolidated financial statements).